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                               March 19, 2024

       Luke Jennings
       Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP
       NGM Biopharmaceuticals, Inc.
       333 Oyster Point Boulevard
       South San Francisco, CA 94080

                                                        Re: NGM
Biopharmaceuticals, Inc.
                                                            Schedule TO-T/13E-3
filed March 8, 2024
                                                            Filed by The Column
Group, LP et al.
                                                            File No. 005-90978

       Dear Luke Jennings:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T/13E-3 filed March 8, 2024; Offer to Purchase

       Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger, page 18

   1. Please revise your disclosure to address all of the factors included in Instruction 2 to Item
                                                        1014 of Regulation M-A.
       Price Range of Shares; Dividends, page 21

   2. It would appear that the top line of the table on page 22 should indicate a high price of
                                                        $1.91, rather than
$1.54. Please revise accordingly, or advise.
       Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act
       Registration and Margin Regulations, page 22

   3.                                                   The disclosure in this
section is drafted in such a way as to suggest that there is a reasonable likelihood
that shares will be purchased in the tender offer without the merger
 Luke Jennings
NGM Biopharmaceuticals, Inc.
March 19, 2024
Page 2
         being consummated. Given the Minimum Tender Condition, and what would appear to be the absence of other problematic conditions, it is unclear why the drafting takes such tone.
         Please revise, or advise.
Fees and Expenses, page 57

4. Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction, or advise. Such statement should include a quantification of legal expenses. Refer to Item 1007(c) Regulation M-A and Item 10 of Schedule 13E-3.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameLuke Jennings                                Sincerely,
Comapany NameNGM Biopharmaceuticals, Inc.
                                                               Division of
Corporation Finance
March 19, 2024 Page 2                                          Office of
Mergers and Acquisitions
FirstName LastName